UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 22, 2025, the holders of certain Senior Convertible Notes that were issued by Fusion Fuel Green PLC, an Irish public limited company (the “Company”), on January 10, 2025 and March 3, 2025 (the “Convertible Notes”), submitted conversion notices to convert the entire aggregate balance of $2,868,759 outstanding under the Convertible Notes into an aggregate of 545,714 of the Company’s Class A ordinary shares with a nominal value of $0.0035 each (“Class A Ordinary Shares”) at a conversion price per share of $4.65. The conversion price per share was based on the investors’ interpretation of the application of a conversion price adjustment provision in the Convertible Notes to the Company’s one-for-35 share consolidation of the Class A Ordinary Shares, which, as previously reported, became legally effective at 5:00 PM Eastern Standard Time on July 11, 2025. Pursuant to such conversion notices, the Company issued an aggregate of 492,714 Class A Ordinary Shares, and held 53,000 Class A Ordinary Shares in abeyance pending the filing of a prospectus supplement to the Company’s prospectus dated June 12, 2025 relating to the offer and sale of the Class A Ordinary Shares underlying the Convertible Notes (Registration No. 333-286198) to reflect the sale of one of the Convertible Notes by the original holder of such Convertible Note to a different holder.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286198, 333-286202, 333-251990, 333-264714 and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: July 30, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer